                       Securities and Exchange Commission
                             Washington, D.C. 20549




                                    Form 6-K




                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d/16 of
                       the Securities Exchange Act of 1934




                                    July 2003




                                   AEGON N.V.
                          Courtesy filing on behalf of
                           AEGON The Netherlands N.V.




                                  50 AEGONplein
                                2591 TV THE HAGUE
                                 The Netherlands



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AEGON The Netherlands' press release, dated July 11, 2003, is included as appendix and incorporated herein by reference.


                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          AEGON N.V.
                                          --------------------------------------
                                          (Registrant)





Date: July 11, 2003                   By  E.Lagendijk
                                          --------------------------------------
                                          E. Lagendijk
                                          Senior Vice President and
                                          General Counsel